SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 1 November 2004

NATIONAL GRID TRANSCO plc

(Registrant's Name)

1-3 Strand
London
WC2N 5EH
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F    [X]                               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

            Yes                                   No    [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc

By: s/ David C. Forward

Name: D C Forward

Title: Assistant Secretary

Date: 1 November 2004

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange
for the month of October 2004.

                                                                    National Grid Transco plc ('NGT')
                                                                  1-3 Strand
                                                                  London, WC2N 5EH
                                                                  United Kingdom

Recent Announcements to The London Stock Exchange:

DATE            DETAILS

21.10.04        Board Changes (J Ross and K Harvey)

19.10.04        Quest Operation

15.10.04        Sale Of Four Gas Distribution Networks- Process Update

8.10.04          Debt Repurchase

8.10.04          Directors Interests - Share Incentive Plan - monthly update

4.10.04          Quest Operation

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange
for the month of October 2004.

                                                                  National Grid Transco plc ('NGT')
                                                                  1-3 Strand
                                                                  London
                                                                  WC2N 5EH
                                                                  United Kingdom

National Grid Transco plc (NGT)
4 October 2004

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
------------------------------------------------------------------------------------------

Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 33,735 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

National Grid Transco plc (NGT)
8 October 2004

NGT SHARE INCENTIVE PLAN (the "SIP")
(Notification of Directors' Interests, pursuant to Section 324(2)
of the Companies Act 1985)
---------------------------------------------------------------------------------------

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NGT ordinary shares by regular monthly contributions. The current monthly purchase of 68,262 NGT ordinary shares under the scheme has been confirmed by the Trustee, the shares having been purchased in the market yesterday, at a price of 473.6 pence per share.

The undermentioned executive directors of NGT, together with some 3,735 employees, are potential beneficiaries and are therefore deemed to be interested in those ordinary shares.

The following Directors of NGT participated:

Director	Shares purchased in SIP	Resulting total interest
Steven Holliday	26	630,087
Roger Urwin	26	1,375,675

7th October 2004

National Grid Transco plc

National Grid Transco plc, National Grid Holdings One plc and NGG Finance plc announce the repurchase of Euro 194.7m in aggregate of the Euro 1250 million 5.25% Guaranteed Bonds due 23 August 2006 for cancellation. Following the repurchase, the amount of such securities outstanding is Euro 1055.3 million.

Enquires:
Andrew Kluth +44 (0) 20 7004 3365

National Grid Transco plc

For immediate release                                                                                                             15 October 2004

SALE OF FOUR GAS DISTRIBUTION NETWORKS
PROCESS UPDATE

National Grid Transco plc ("NGT") announces that, following a detailed review by NGT and Ofgem, the approval and licencing process necessary for the proposed sale of four gas distribution networks by NGT is expected to take longer than originally anticipated. NGT confirms that it still expects completion of the transactions to take place during the second quarter of 2005.

Contact details

National Grid Transco:

Investors
Alexandra Lewis	+44 (0)20 7004 3170	+44 (0)7768 554879(m)
Terry McCormick	+44 (0)20 7004 3171	+44 (0)7768 045139(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0) 7836 357173(m)

Citigate Dewe Rogerson
Anthony Carlisle	+44 (0)20 7638 9571	+44 (0)7973 611888(m)

National Grid Transco plc (NGT)
19 October 2004

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
-------------------------------------------------------------------------------------------

Yesterday, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 11,412 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

21 October 2004

National Grid Transco plc

Board Changes

As announced at the 2004 National Grid Transco plc ('NGT') AGM, James Ross (Non-executive Director and Deputy Chairman) has today retired as a member of the NGT Board. Ken Harvey (Non-executive Director) has replaced him as Senior Independent Director.